QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3.20

CERTIFICATE OF FORMATION

OF

VOLCANO HOLDCO 1 LLC

        This Certificate of Formation of Volcano Holdco 1 LLC (the "LLC"), dated as of April 7, 2003, is being duly executed and filed by Brian Keeler, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

        FIRST:    The name of the llimited liability company is:

Volcano Holdco 1 LLC

        SECOND:    The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Volcano Holdco 1 LLC this 7th day of April, 2003.

/s/ BRIAN KEELER Brian Keeler Authorized Person

QuickLinks

CERTIFICATE OF FORMATION OF VOLCANO HOLDCO 1 LLC